Mail Stop 4561

August 31, 2006

Mr. Michael P. Frawley
Chief Executive Officer
Frawley Corporation
5737 Kanan Rd PMB 188
Agoura Hills, CA 91301

      Re: Frawley Corporation
             Form 10-KSB for the Fiscal Year Ended December 31, 2005
             Form 10-QSB for the Quarterly Period Ended March 31, 2006
             Form 10-QSB for the Quarterly Period Ended June 30, 2006
             File No. 1-06436

Dear Mr. Frawley:

We have reviewed your filings and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For the fiscal year ended December 31, 2005

Financial Statements

8. Subsequent Event, page F13

1. We note your disclosure that a portion of the proceeds from your sale of land were used to fund improvements required to be made to the property as a condition of the sale. Additionally, it appears that you have recognized the gain on sale using the full accrual method. Tell us how you considered the guidance in paragraph 18 of SFAS 66 in determining the appropriate gain recognition method.

Form 10-QSB For the quarterly period ended June 30, 2006

Consolidated Statements of Cash Flows, page 6

2. Tell us how you determined that repayment of your environmental reserve should be classified as a financing activity on your statement of cash flows.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

Mr. Michael P. Frawley
Frawley Corporation
August 31, 2006
Page 3

       You may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3438 if you have questions.

       Sincerely,

       Robert F. Telewicz, Jr.
       Senior Staff Accountant